SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. 1)

YRC Worldwide Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

984249607
(CUSIP Number)

December 31, 2014

(Date of event which requires filing of this statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

________________
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 984249607	13G/A	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS

Solus Alternative Asset Management LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
N/A

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
N/A

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
N/A

12	TYPE OF REPORTING PERSON
IA

CUSIP No. 984249607	13G/A	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS

Solus GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
N/A

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
N/A

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
N/A

12	TYPE OF REPORTING PERSON
OO

CUSIP No. 984249607	13G/A	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS

Christopher Pucillo

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
N/A

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
N/A

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
N/A

12	TYPE OF REPORTING PERSON
IN

CUSIP No. 984249607	13G/A	Page 5 of 8 Pages

Item 1(a).	Name of Issuer: YRC Worldwide Inc. (the "Issuer")

Item 1(b).	Address of Issuer's Principal Executive Offices:

10990 Roe Avenue, Overland Park, Kansas 66211

Item 2(a).	Name of Person Filing:

     This statement is filed by:
(i)      Solus Alternative Asset Management LP, a Delaware limited partnership registered with the Securities and Exchange Commission (the “SEC"), which serves as the investment manager (the “Investment Manager”) to certain investment funds and/or accounts (the “Funds”);

(ii)     Solus GP LLC, a Delaware limited liability company (the “GP”), which serves as the general partner to the Investment Manager;

(iii)    Mr. Christopher Pucillo (“Mr. Pucillo”), a United States citizen, who serves as the managing member to the GP.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

410 Park Avenue, 11th Floor, New York, NY  10022

Item 2(c).	Citizenship:

(i)	Investment Manager: Delaware;
(ii)	GP: Delaware; and
(iii)	Mr. Pucillo: United States of America.

Item 2(d).	Title of Class of Securities: Common stock, par value $0.01 per share (the "Common Stock")

Item 2(e).	CUSIP Number: 984249607

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

CUSIP No. 984249607	13G/A	Page 6 of 8 Pages

(a)	☐ Broker or dealer registered under Section 15 of the Act,

(b)	☐ Bank as defined in Section 3(a)(6) of the Act,

(c)	☐ Insurance Company as defined in Section 3(a)(19) of the Act,

(d)	☐ Investment Company registered under Section 8 of the Investment Company Act of 1940,

(e)	☒ Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),

(f)	☐ Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

(g)	☒ Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

(h)	☐ Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

(i)	☐ Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

(j)	☐ Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________

Item 4.	Ownership.

(a)	Amount beneficially owned: 0
(b)	Percent of class: 0
(c)	(i) Sole power to vote or direct the vote: N/A
(ii)	Shared power to vote or direct the vote: 0
(iii)	Sole power to dispose or direct the disposition: N/A
(iv)	Shared power to dispose or direct the disposition: 0

CUSIP No. 984249607	13G/A	Page 7 of 8 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

     As of December 31, 2014, the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

     N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     N/A

Item 8.	Identification and Classification of Members of the Group.

     N/A

Item 9.	Notice of Dissolution of Group.

     N/A

Item 10.	Certification.

     The Reporting Person hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 984249607	13G/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2015

By: /s/ Christopher Pucillo
Christopher Pucillo
individually and as managing member of
,	Solus GP LLC
for itself and as the general partner of
Solus Alternative Asset Management LP